United States securities and exchange commission logo





                              February 17, 2021

       Laurin Hahn
       Co-Chief Executive Officer
       Sono Group N.V.
       Waldmeisterstra  e 76
       80935 Munich, Germany

                                                        Re: Sono Group N.V.
                                                            Confidential Draft
Registration Statement on Form F-1
                                                            Submitted January
20, 2021
                                                            CIK No. 0001840416

       Dear Mr. Hahn:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1

       Overview, page 1

   1. While we note the "pre-production" disclosure, please revise to clarify the exact status of development of your
vehicle, such as whether you have developed a working prototype.
                                                        Also revise to clarify
whether the sales reservations you mention are binding or may be cancelled, and quantify
the amount that may be cancelled.
       Summary Financial and Operating Data, page 16

   2. Please disclose your loss per share for each period presented. Refer to Item 3.A.2 of Form
                                                        20-F.
 Laurin Hahn
FirstName
Sono GroupLastNameLaurin Hahn
            N.V.
Comapany17,
February  NameSono
            2021   Group N.V.
February
Page 2 17, 2021 Page 2
FirstName LastName
Risk Factors, page 18

3. It appears from your disclosure on page 51 that you will be a "controlled company" under exchange listing rules. If so, discuss the corporate governance exemptions that will be available to you, apart from the home country exemptions you discuss, and the related risks to investors.
We have no experience servicing our vehicles., page 33

4. Please elaborate here or in a new risk factor the impact of self-service repair or do-it-
         yourself repair will have on the warranties you intend to offer for your vehicles and any other risks associated with your self-service or do-it-yourself repairs.
We may be subject to litigation . . ., page 46

5. Quantify the amount of monetary benefits promised by your founders and disclose the amount of the current obligations under the program you reference.
Our dual class share structure . . ., page 51

6. We note the "considerable influence" referenced here. Revise to clarify whether the holders of your high-voting shares will, in fact, have the ability to determine the actions you mention, as opposed to merely considerably influencing them. Dilution, page 68

7. Please provide, in tabular form, the disclosure required by Item 9.E.1 of Form 20-F. Also disclose how the numbers and percentages required to be disclosed by that item would change, assuming the exercise of all outstanding options and other equity awards, such as the "virtual shares" you mention, and conversion of outstanding notes. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 76

8. Please clarify whether the disclosures related to your future anticipated costs on page 77 include or exclude the future anticipated capital expenditures disclosed on page 73.
Our Car, page 89

9. In light of your disclosure regarding replacing the traditional metal sheet exterior with your solar modules, please discuss any collision and safety testing you have performed.
Supervisory Board, page 106

10. Please clarify the meaning of the second paragraph under this heading. Also revise to describe in detail the "nomination rights" to which you refer.
 Laurin Hahn
FirstName
Sono GroupLastNameLaurin Hahn
            N.V.
Comapany17,
February  NameSono
            2021   Group N.V.
February
Page 3 17, 2021 Page 3
FirstName LastName
Management Board Service Contracts, page 109

11. Please revise to clarify and quantify the terms of the contracts to which you refer. Also file those agreements as exhibits, as appropriate.
Principal Shareholders, page 112

12. The table on page 113 indicates the Messrs. Laurin and Christian beneficially own an aggregate of about 8.38% of your "high-voting shares." Please disclose who owns the remainder of those shares and how Messrs. Laurin and Christian can "control" the outcome of voting matters if they hold such a low percentage of high-voting shares.
Relationships with Other Related Parties, page 114

13. Please refer to the first paragraph under this heading. Revise to identify the related parties involved in the transactions and describe the nature and amount of their interest in the transactions.
Share Capital, page 115

14. Please revise to clarify the meaning of the last paragraph under this heading. Include in such revisions the "property law" you mention and how it will effect investors. Also describe the "overriding exceptions" under Dutch law.
15. If members of your management board hold all of your outstanding high-voting shares, please disclose how the determination as to whether to permit conversion will be made.
Taxation, page 139

16. If the disclosure in this section represents the opinion of counsel, as indicated by Exhibits
         8.1 and 8.2, the disclosure should name counsel and state clearly that the it is counsel's opinion. Also, if there any material risks to investors related to the tax consequences you disclose, please add appropriate risk factor disclosure.
Financial Statements
General, page F-1

17. We note the Company was formed in 2016 and the current auditor was engaged in 2020.
         Please confirm that the Company did not change auditors during its two most recent fiscal years or the subsequent interim period; alternatively, please provide the disclosures required by Item 16.F of Form 20-F, including any required letters from the new and former auditors, filed as exhibits to the registration statement. Laurin Hahn
FirstName
Sono GroupLastNameLaurin Hahn
            N.V.
Comapany17,
February  NameSono
            2021   Group N.V.
February
Page 4 17, 2021 Page 4
FirstName LastName
8.4 Subsequent events
8.4.3. Remuneration based on virtual shares/exit proceeds, page F-36

18. We note your disclosure that management current estimates indicate that the employee participation program will have an impact of approximately EUR 25 to 32 on the result of your financial statements as of December 31, 2020. Please disclose the impact the virtual shares had on the financial statements while they were outstanding and explain any material assumptions underlying the impact. Please also more fully disclose the terms of the exchange program and explain any material assumptions underlying the current estimates of the impact of this program.

Exhibits

19.      Please file as an exhibit the lock-up agreement mentioned on page 161.
General

20. Please highlight on your prospectus cover page and in your summary the high-voting shares that are outstanding and the resulting control that affords your management. Please also disclose how you intend to determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-
         4; Securities Act Rules Compliance and Disclosure Interpretation
203.17.
21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Krystian Czerniecki